SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March, 2022
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

PUBLICLY-HELD COMPANY

Corporate Taxpayer ID (CNPJ) 43.776.517/0001-80

NIRE nº 35.3000.1683-1

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company” or “Sabesp”), in compliance with Resolution 44 of the Brazilian Securities and Exchange Commission (CVM - Comissão de Valores Mobiliários), of August 23, 2021, hereby informs its shareholders and the market in general that, the São Paulo State Public Services Regulatory Agency (ARSESP - Agência Reguladora de Serviços Públicos do Estado de São Paulo) published today Resolution Nº 1,278 which deals with the 2022 tariff readjustment.

The Company highlights the following:

Art. 1st. To approve the total readjustment of 12.8019% (twelve and eight thousand and nineteen percent) on the tariffs applied by Sabesp, as set out in the attached to this resolution, which results in the following composition:

I - Inflation from February/2021 to February/2022, measured by the IPCA, of 10.5437%.

II - Efficiency factor (Factor X) to be discounted by 0.2142%.

III - Compensatory adjustment of 2.3932%, according to the calculation provided for in NT.F.0010-2022.

IV - IGQ 2020 to be discounted by 0.1490%, according to the calculation provided for in NT.F.0010-2022.

Art. 6th Sabesp's current tariff structure remains unchanged.

§ 1. The definitions dependent on the implementation of the new tariff structure are postponed until its implementation.

The Resolution Nº 1,278 with the new tariff charts was published in the São Paulo State Official Gazette (Diário Oficial do Estado de São Paulo) at this date and will become effective on May 10, 2022.

The tariff charts will be available on Sabesp’s website, www.sabesp.com.br and at the Company’s customer service centers.

The Resolution can be accessed on link:

Resolution 1,278

São Paulo, March 17, 2022.

Osvaldo Garcia

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: March 17, 2022

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Osvaldo Garcia
Name: Osvaldo Garcia Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.